Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-146750

FREE WRITING PROSPECTUS
BIONOVO, INC.

October 26, 2007

Issuer:	Bionovo, Inc. (Nasdaq: BNVI)

Securities Offered:	Common Stock and Warrants

Number of Shares:	10,000,000

Number of Warrants:	5,000,000

Warrants may only be purchased in conjunction with a purchase of Shares at a ratio of one Warrant for each two Shares

Over-Allotment Option:	Up to an additional 1,500,000 Shares and 750,000 Warrants

Price Per Share:	$ per Share

Price Per Warrant:	$ per Warrant

Warrant Exercise
Price:	$

Warrant Exercise
Period:	Five years from date of issuance

Other Warrant Provisions:

Cashless exercise of Warrant available to holders when registration statement permitting resale of shares of Common Stock underlying Warrant is not in effect.

“Buy-in” provision compensating holders required to make open market purchase resulting from Company’s failure to timely deliver shares of Common Stock upon exercise of Warrant.

Fundamental transaction provision providing for receipt by

holder of alternate consideration upon the Company’s merger, sale of all assets or similar transaction.

“Full-ratchet” anti-dilution provision subject to a minimum exercise price of the Warrants equal to the per share purchase price for the Shares sold in this offering.

Dilution:

 If you purchase shares of Common Stock in this offering, assuming a per share purchase price in this offering of $2.50 per share and per warrant purchase price of $0.10 per warrant, you will suffer immediate and substantial dilution of $1.99 per share in the net tangible book value of the Common Stock, or $1.95 per share assuming full exercise of the over-allotment option.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.   The preliminary prospectus is attached to this free writing prospectus.  Before you invest, you should read the preliminary prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively the issuer and the underwriters will arrange to send you these documents if you request them by calling BMO Capital Markets Corp. at (212) 702-1200.